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EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS
Lone Star Technologies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands Except Ratios)

	For the Fiscal Year Ended December 31,
	1998	1999	2000	2001	2002
FIXED CHARGES
Interest Expense	$4,000	$4,600	$14,400	$12,800	$12,700
Capitalized Interest and Other Debt Related Costs	808	556	700	1,500	1,519
Interest Element of Rentals	1,200	1,200	1,300	1,500	1,500
Total Fixed Charges	$6,008	$6,356	$16,400	$15,800	$15,719
EARNINGS AVAILABLE TO COVER FIXED CHARGES
Net Income (loss)	$(24,900)	$(5,500)	$38,600	$16,400	$(69,200)
Add (deduct):
Extraordinary Items	(7,400)	—	—	600	—
Discontinued Operations	—	—	—	—	—
Income Taxes (benefits)	—	—	1,800	800	(700)
Fixed Charges Excluding Capitalized Interest	6,008	6,356	16,200	15,100	14,681
Total Earnings Available to Cover Fixed Charges	$(26,292)	$856	$56,600	$32,900	$(55,219)
RATIO OF EARNINGS TO FIXED CHARGES	(4.38)	0.13	3.45	2.08	(3.51)

        Historical earnings were inadequate to cover fixed charges by $32.3 million in 1998 and by $70.9 million in 2002.

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STATEMENT REGARDING COMPUTATION OF RATIOS